UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CYANOTECH CORPORATION

(Name of issuer)

Common Stock, $.02 Par Value Per Share

(Title of class of securities)

232437301

(CUSIP number)

Andres Kongsgaard Flaaten
VitaeLab AS
Enebakkveien 117, 0680
Oslo, Norway
+47 815 69 060

With a copy to:
Lori B. Green, Esq.
Lloyd H. Spencer, Esq.
Nixon Peabody LLP
1100 Clinton Square
Rochester, New York 14604-1792

(Name, address and telephone number of person authorized to receive notices and communications)

June 6, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437301

1.	Names of Reporting Persons.			VitaeLab AS
2.	Check the Appropriate Box if a Member of a Group			(a) ☐
	(See Instructions)			(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)			WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			Norway
	Number of Shares	7.	Sole Voting Power	0
	Beneficially
	Owned by Each	8.	Shared Voting Power (see Item 5 below)	507,666
	Reporting
	Person With	9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power (see Item 5 below)	507,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			507,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			9.7%
14.	Type of Reporting Person (See Instructions)			CO

CUSIP No. 232437301

1.	Names of Reporting Persons.			Helse AS
2.	Check the Appropriate Box if a Member of a Group			(a) ☐
	(See Instructions)			(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)			OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			Norway
	Number of Shares	7.	Sole Voting Power	0
	Beneficially
	Owned by Each	8.	Shared Voting Power (see Item 5 below)	507,666
	Reporting
	Person With	9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power (see Item 5 below)	507,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			507,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			9.7%
14.	Type of Reporting Person (See Instructions)			CO

CUSIP No. 232437301

1.	Names of Reporting Persons.			Telecom AS
2.	Check the Appropriate Box if a Member of a Group			(a) ☐
	(See Instructions)			(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)			OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			Norway
	Number of Shares	7.	Sole Voting Power	0
	Beneficially
	Owned by Each	8.	Shared Voting Power (see Item 5 below)	507,666
	Reporting
	Person With	9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power (see Item 5 below)	507,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			507,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			9.7%
14.	Type of Reporting Person (See Instructions)			CO

CUSIP No. 232437301

1.	Names of Reporting Persons.			Andres Kongsgaard Flaaten
2.	Check the Appropriate Box if a Member of a Group			(a) ☐
	(See Instructions)			(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)			OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			Norway
	Number of Shares	7.	Sole Voting Power	0
	Beneficially
	Owned by Each	8.	Shared Voting Power (see Item 5 below)	507,666
	Reporting
	Person With	9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power (see Item 5 below)	507,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			507,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			9.7%
14.	Type of Reporting Person (See Instructions)			IN

CUSIP No. 232437301

1.	Names of Reporting Persons.			Kenneth F. Bern
2.	Check the Appropriate Box if a Member of a Group			(a) ☐
	(See Instructions)			(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)			OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			Norway
	Number of Shares	7.	Sole Voting Power	0
	Beneficially
	Owned by Each	8.	Shared Voting Power (see Item 5 below)	507,666
	Reporting
	Person With	9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power (see Item 5 below)	507,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			507,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			9.7%
14.	Type of Reporting Person (See Instructions)			IN

This Amendment (“Amendment No. 1”) is being jointly filed by VitaeLab AS (“VitaeLab”), Helse AS (“Helse”), Telecom AS (“Telecom”), Andres Kongsgaard Flaaten (“Mr. Flaaten”), and Kenneth F. Bern (“Mr. Bern”) in accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934.  VitaeLab, Helse, Telecom, Mr. Flaaten and Mr. Bern are together referred to as the “Reporting Persons.”

This Amendment No. 1 amends the Schedule 13D originally filed with the Securities and Exchange Commission on June 6, 2008 (the “Original Schedule 13D”) as specifically set forth below.  The Original Schedule 13D, as amended by Amendment No. 1, is referred to as the “Schedule 13D.” Capitalized terms not defined in this Amendment No.1 shall have the respective meanings ascribed thereto in the Schedule 13D.

Item 3. Source and Amount of Funds

Item 3 of the Original Schedule 13D is amended and restated in its entirety as follows:

VitaeLab purchased with cash on hand the shares of Common Stock of the Issuer (the “Shares”) described in this Schedule. The aggregate purchase price for all Shares acquired by VitaeLab prior to June 11, 2008 is approximately $849,835.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

As of June 10, 2008, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons calculated as described below are as follows:

(a)    Amount beneficially owned: 507,666
(b)    Percent of class: 9.7%
(c)    Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 507,666
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 507,666

The percent of class specified above (and in the cover pages to this Schedule) is calculated on the basis of 5,242,270 shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10-Q filed with the Commission on February 14, 2008.

As the two stockholders holding equal ownership interests in VitaeLab, each of Helse and Telecom may be deemed to beneficially own the shares of Common Stock beneficially owned by VitaeLab. Mr. Flaaten may, by reason of his status as a controlling person of Helse, be deemed to beneficially own the shares of Common Stock beneficially owned by VitaeLab. Mr. Bern may, by reason of his status as a controlling person of Telecom, be deemed to beneficially own the shares of Common Stock beneficially owned by VitaeLab. Each of Helse, Telecom, Mr. Flaaten and Mr. Bern share the power to vote and to dispose of the shares of Common Stock beneficially owned by VitaeLab. Each of Helse, Telecom, Mr. Flaaten and Mr. Bern disclaims beneficial ownership of the shares of Common Stock owned by VitaeLab and this Schedule 13D shall not be construed as an admission that they are the beneficial owner of such securities.

Since the filing of the Original Schedule 13D, none of the Reporting Persons has bought, sold or otherwise received shares of Common Stock except in transactions described in Schedule I attached hereto, which is incorporated by reference.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 11, 2008

VITAELAB AS

	By:	/s/ Andres Kongsgaard Flaaten
Name: Andres Kongsgaard Flaaten
Title: Chief Executive Officer

HELSE AS

	By:	/s/ Andres Kongsgaard Flaaten
Name: Andres Kongsgaard Flaaten
Title: Chairman and Chief Executive Officer

TELECOM AS

	By:	/s/ Kenneth F. Bern
Name: Kenneth F. Bern
Title: Chairman and Chief Executive Officer

/s/ Andres Kongsgaard Flaaten
ANDRES KONGSGAARD FLAATEN

/s/ Kenneth F. Bern
KENNETH F. BERN

SCHEDULE I

All of the following transactions were purchases of Common Stock effected in the open market.

The following transactions were effected by VitaeLab since the filing of the Original Schedule 13D.

VITAELAB TRANSACTIONS

Date	Number of Shares	Price Per Share
6/10/2008	22,553	1.90
6/6/2008	76,053	1.89